                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                                  FORM 11-K



(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
NO
             For the fiscal year ended December 31, 1996

[   ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from _______________to________________

                                  000-22125
                                 ____________
                           (Commission File Number)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Diamond Technology Partners Incorporated 401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Diamond Technology Partners Incorporated
                    875 North Michigan Avenue, Suite 3000
                           Chicago, Illinois 60611

[KPMG LOGO]



                 DIAMOND TECHNOLOGY PARTNERS
                 INCORPORATED 401(K) PLAN

                 Financial Statements and Schedules

                 December 31, 1996 and 1995

                 (With Independent Auditors' Report Thereon)

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN




TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                     Page(s)
                                                                     -------

Independent Auditors' Report .........................................   1


Financial Statements:
    Statements of Net Assets Available for Plan Benefits .............   2
    Statement of Changes in Net Assets Available for Plan Benefits,
      With Fund Information ..........................................   3
    Notes to Financial Statements ....................................  4-5

Schedules:
    Item 27a - Schedule of Assets Held for Investment Purposes .......  6-8
    Item 27d - Schedule of Reportable Transactions in Excess
      of 5% of the Fair Value of Plan Assets .........................   9


[KPMG LETTERHEAD]



                        INDEPENDENT AUDITORS' REPORT


The Trustees of the
Diamond Technology Partners
   Incorporated 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of Diamond Technology Partners Incorporated 401(k) Plan (Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted auditing principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis, rather than to present the net assets available for plan benefits and changes in the net assets available for plan benefits of each fund. The supplementary schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of assets held for investment purposes and reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain Plan assets held by the Plan custodians as of or during the year ended December 31, 1996. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974.


                                            /s/ KPMG Peat Marwick LLP
                                            --------------------------
                                                KPMG Peat Marwick LLP


June 27, 1997

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 1996 and 1995

-------------------------------------------------------------------------------
                                                     1996            1995
-------------------------------------------------------------------------------
Cash and cash equivalents                        $      1,564    $     21,901
Investments, at fair value:
 LaSalle investments:
    Rembrandt Income Plus Fund                              -         165,446
    Rembrandt Balanced Fund                                 -         115,952
    Rembrandt Growth Fund                                   -         344,543
    Rembrandt S&P 500 Index Fund                            -         497,586
    Rembrandt International Fund                            -         427,837
-------------------------------------------------------------------------------
Total LaSalle investments                                   -       1,551,364
-------------------------------------------------------------------------------
 Schwab investments:
    Baron Assets Fund                                 765,860               -
    Founders Growth Fund                              811,280               -
    Ivy International Fund                            327,821               -
    Schwab 1000 Fund                                  318,151               -
    Other funds                                       210,614               -
-------------------------------------------------------------------------------
Total Schwab investments                            2,433,726               -
-------------------------------------------------------------------------------
 Personal choice accounts:
    Common and preferred stocks:
      Safeguard Scientifics, Inc.                     500,380               -
      Other                                           437,892               -
    Money market fund                                 243,449               -
    Mutual funds                                      156,116               -
    Bond                                                2,243               -
-------------------------------------------------------------------------------
Total personal choice accounts                      1,340,080               -
-------------------------------------------------------------------------------
 Participant notes receivable                         104,133          76,852
-------------------------------------------------------------------------------
Net assets available for plan benefits           $  3,879,503    $  1,650,117
-------------------------------------------------------------------------------

See accompanying notes to financial statements.

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN

Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information

Year ended December 31, 1996

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Fund information
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Rembrandt
                                                                            Rembrandt                                     S&P
                                                             LaSalle         Income      Rembrandt     Rembrandt          500
                                                          National Bank       Plus       Balanced       Growth           Index
                                                               Cash           Fund         Fund          Fund            Fund
-----------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Interest income                                         $       98            33            25           194              91
  Dividend income                                               -            1,560           577           803            -
  Gains on sales of investments                                 -             -            1,442        12,982          22,188
  Net appreciation in fair value of
    investments                                                 -             -             -             -               -
  Contributions - employee                                 1,791,819        15,944         7,601        26,920          38,060
  Contributions - other                                         -              263           161           187             384
  Transfer from LaSalle                                         -             -             -             -               -
  Interfund transfer                                            -             -             -            3,967            -
  Repayments of participant notes receivable                    -             -             -             -               -
----------------------------------------------------------------------------------------------------------------------------------
Total additions                                            1,791,917        17,800         9,806        45,053          60,723
----------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributed to:
  Net depreciation in fair value of
    investments                                                 -             -             -             -               -
  Dispositions and benefits paid to
    participants                                             104,861       181,960       125,758       389,596         558,200
  Transfer to Schwab                                       1,708,957          -             -             -               -
  Interfund transfers                                           -             -             -             -                109
  Other transfers                                               -             -             -             -               -
  Loans to employees                                            -            1,286          -             -               -
----------------------------------------------------------------------------------------------------------------------------------
Total deductions                                           1,813,818       183,246       125,758       389,596         558,309

Net increase (decrease)                                      (21,901)     (165,446)     (115,952)     (344,543)       (497,586)

Net assets available for plan benefits:
  Beginning of year                                           21,901       165,446       115,952       344,543         497,586
----------------------------------------------------------------------------------------------------------------------------------
  End of year                                             $     -             -             -             -               -
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                            Charles
                                                             Rembrandt     Schwab &       Personal       Baron          Founders
                                                           International   Co., Inc.       Choice        Assets          Growth
                                                                Fund         Cash         Accounts        Fund            Fund
-----------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Interest income                                                284          -            9,465           588             675
  Dividend income                                               -             -              209           826          65,759
  Gains on sales of Investments                                7,728          -             -            9,258          15,706
  Net appreciation in fair value of
   investments                                                  -             -           74,593        53,037            -
  Contributions - employee                                    24,172          -          235,494       227,549         253,324
  Contributions - other                                          494       143,662       437,056       127,051         203,842
  Transfer from LaSalle                                         -        1,708,957       421,347       403,482         471,798
  Interfund transfer                                            -          320,081       215,418        72,557          10,555
  Repayments of participant notes receivable                    -             -             -             -               -
-----------------------------------------------------------------------------------------------------------------------------------
Total additions                                               32,678     2,172,700     1,393,582       894,348       1,021,659
-----------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributed to:
  Net depreciation in fair value of
   investments                                                  -             -             -             -              1,534
  Dispositions and benefits paid to
   participants                                              453,443       318,517        16,764        39,220          42,352
  Transfer to Schwab                                            -             -             -             -               -
  Interfund transfers                                          3,858     1,797,346        20,510        83,710         160,507
  Other transfers                                               -           55,273        16,228         5,558           5,986
  Loans to employees                                           3,214          -             -             -               -
-----------------------------------------------------------------------------------------------------------------------------------
Total deductions                                             460,515     2,171,136        53,502       128,488         210,379

Net increase (decrease)                                     (427,837)        1,564     1,340,080       765,860         811,280

Net assets available for plan benefits:
  Begining of year                                           427,837          -             -             -               -
-----------------------------------------------------------------------------------------------------------------------------------
  End of year                                                   -            1,564     1,340,080       765,860         811,280
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                Ivy          Schwab                  Participant
                                                           International      1000         Other        notes
                                                                Fund          Fund         funds      receivable        Total
-----------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Interest income                                                263           193           169           627          12,705
  Dividend income                                              7,385         3,958         8,696          -             89,773
  Gains on sales of investments                                4,295         4,026           885          -             78,510
  Net appreciation in fair value of
   investments                                                32,095        32,792         7,098          -            199,615
  Contributions - employee                                    98,945       107,377        73,044          -          2,900,249
  Contributions - other                                       39,880        85,847        36,949        79,864       1,155,640
  Transfer from LaSalle                                      188,944       126,032       133,004          -          3,453,564
  Interfund transfer                                             923         1,781        17,284         4,500         647,066
  Repayments of participant notes receivable                    -             -             -           46,742          46,742
-----------------------------------------------------------------------------------------------------------------------------------
Total additions                                              372,730       362,006       277,129       131,733       3,583,864
-----------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributed to:
  Net depreciation in fair value of
   investments                                                  -             -            -              -              1,534
  Dispositions and benefits paid to
   participants                                               28,644        12,285       31,180           -          2,302,780
  Transfer to Schwab                                            -             -            -            79,864       1,788,821
  Interfund transfers                                         13,553        28,473       13,328          2,116       2,123,510
  Other transfers                                              2,712         3,097       22,007           -            110,861
  Loans to employees                                            -             -            -            22,472          26,972
-----------------------------------------------------------------------------------------------------------------------------------
Total deductions                                              44,909        43,855       66,515        104,452       6,354,478

Net increase (decrease)                                      327,821       318,151      210,614         27,281       2,229,386

Net assets available for plan benefits:
   Beginning of year                                            -             -            -            76,852      1,650,117
-----------------------------------------------------------------------------------------------------------------------------------
   End of year                                               327,821       318,151      210,614        104,133      3,879,503
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN

Notes to Financial Statements

DECEMBER 31, 1996

------------------------------------------------------------------------------

(1)  DESCRIPTION OF PLAN
     -------------------

     The following brief description of the Diamond Technology Partners Incorporated 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     (A) GENERAL

     The Plan is a voluntary defined contribution plan for all eligible employees of Diamond Technology Partners Incorporated (Company) who meet the minimum age and service requirements specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The number of employees participating in the Plan totaled 175 and 104 at December 31, 1996, and 1995, respectively.

     (B) CONTRIBUTIONS

     Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. Additional amounts may be contributed at the option of the Company's trustees. Contributions are limited in accordance with IRS regulations. No Company contributions have been made to date.

     (C) PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and Company contributions, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (D) VESTING

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon.

     (E) PAYMENT OF BENEFITS

     On termination of service due to death, disability, or retirement, and if the vested account balance exceeds $3,500, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the designated beneficiary. If the vested account balance is less than $3,500, the beneficiary will receive a lump-sum distribution.

     For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     (F) ADMINISTRATIVE EXPENSES

     Administrative expenses amounting to $15,185 in 1996 have been directly paid by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN

Notes to Financial Statements

-------------------------------------------------------------------------------

     (G) PARTICIPANT NOTES RECEIVABLE

     Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the Participant Notes fund. Loan terms range from one to five years, and up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 7.25% to 9.5%. Principal and interest are paid ratably through bimonthly payroll deductions.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A) BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     (B) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     (C) INVESTMENTS

     The assets of the Plan are held by the Plan Custodian. The Plan's investments are recorded at fair value based on quoted market prices. Security transactions are recognized on a trade date basis. Participant notes receivable are valued at cost, which approximates fair value. Interest and dividend income on investments is recognized as earned.

(3)  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated May 15, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently being operated in accordance with the applicable provisions of the IRC.


(4)  PLAN TERMINATION

     While the Company has not expressed any intent to terminate the Plan, they are free to do so at any time, subject to the provisions set forth in ERISA.

DIAMOND TECHNOLOGY PARTNERS                                          Schedule 1
INCORPORATED 401(K) PLAN                                             ----------

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1996


-------------------------------------------------------------------------------
                                         Number of
                                         shares or
                                        face value
                                        in dollars       Cost       Fair value
-------------------------------------------------------------------------------
Cash and cash equivalents                            $    1,564    $    1,564

Money market funds:
  Schwab Money Market
    Fund                                   30,194        30,194        30,194
-------------------------------------------------------------------------------
Total money market funds                   30,194        30,194        30,194
-------------------------------------------------------------------------------
Domestic equity funds:
  Baron Assets Fund                        21,134       712,823       765,860
  Founders Growth Fund                     51,120       812,814       811,280
  Investco Total Return Fund                4,468       102,160       108,576
  Schwab 1000                              15,642       285,359       318,151
-------------------------------------------------------------------------------
Total domestic equity funds                92,364     1,913,156     2,003,867
-------------------------------------------------------------------------------
International equity funds:
  Ivy International Fund                    9,134       295,726       327,821
-------------------------------------------------------------------------------
Total international equity funds            9,134       295,726       327,821
-------------------------------------------------------------------------------
Fixed income funds:
  Strong Government Securities
    Fund                                    6,855        71,162        71,844
-------------------------------------------------------------------------------
Total fixed income funds                    6,855        71,162        71,844
-------------------------------------------------------------------------------
Personal choice account mutual funds:
  Twentieth Century Ultra                     261          *            7,326
  Ariel Growth Fund                           122          *            3,905
  Baron Asset Fund                            178          *            6,443
  Fidelity Equity Income II                 1,852          *           43,993
  Founders Growth Fund, Inc.                   62          *              977
  Heartland Small Cap Contrarian Fund         718          *            9,625
  Investco Strat Health Science Fund           68          *            3,362
  Investco Strat Technology Fund              112          *            3,459
  Janus Olympus Fund                          328          *            4,755
  Janus Overseas Fund                         691          *           10,510
  Kaufmann Fund, Inc.                       1,689          *            9,865
  Oberweis Emerging Growth                     91          *            3,008
  PG Core Growth Fund                         177          *            2,347
  PBHG Emerging Growth Fund                   154          *            3,729
  PBHG Growth Fund                            187          *            4,905
  PBHG Technology and Comms Fund              634          *           11,134
  Schwab International Index Fund             412          *            5,172
  Schwab S&P 500 Inv Shs                      898          *           10,207
  Schwab Small-Cap Index Fund                 370          *            5,277
  T. Rowe Price OTC Fund                      339          *            6,117
-------------------------------------------------------------------------------
Total personal choice account mutual funds  9,343          *          156,116
-------------------------------------------------------------------------------


DIAMOND TECHNOLOGY PARTNERS                                   Schedule 1, Cont.
INCORPORATED 401(K) PLAN                                      -----------------

Item 27a - Schedule of Assets Held for Investment Purposes

-------------------------------------------------------------------------------
                                         Number of
                                         shares or
                                        face value
                                        in dollars       Cost       Fair value
-------------------------------------------------------------------------------
Personal choice account common and preferred stocks:
  AT&T Corporation                            115    $     *       $    4,988
  ATC Communications Group                    200          *            2,650
  Ameritech Corporation                       215          *           13,021
  Andrew Corporation                          100          *            5,306
  Apple Computer Inc.                       1,425          *           29,747
  BellSouth Corporation                       200          *            8,100
  Cambridge Tech Partners                     590          *           19,802
  Cannondale Corporation                       50          *            1,125
  Caterpillar, Inc.                           110          *            8,278
  Charles Schwab Corporation                  880          *           21,760
  Chevron Corporation                         166          *           10,790
  Coca Cola Company                            45          *            2,368
  Cornerstone Imaging, Inc.                   500          *            3,625
  Cyberguard Corporation                      200          *            2,425
  Data Broadcasting Corporation               300          *            2,100
  DAW Technologies, Inc.                      500          *            1,375
  Disney Walt Holding Co.                     100          *            6,975
  DuPont E I DeNemour & Co.                    17          *            1,600
  First Chicago NBD Corporation               202          *           10,834
  General Electric                            110          *           10,876
  General Magic, Inc.                         200          *              463
  General Motors Corporation                  353          *           19,685
  Gilead Sciences                             100          *            2,500
  Hanover Direct                            4,402          *            3,302
  Hewlett-Packard                             410          *           20,617
  I Flow Corporation                          600          *            3,262
  Imation Corporation                          10          *              281
  Integrated Systems Consulting Group       1,100          *           15,125
  Intel Corporation                           118          *           15,465
  International Paper Co.                      83          *            3,362
  International Business Machines              38          *            5,757
  Iomega Corporation                           45          *              782
  K Mart Corporation                          200          *            2,075
  Loral Space Communications LTD              200          *            3,675
  Lucent Technologies, Inc.                   238          *           10,994
  Mapinfo Corporation                         200          *            2,225
  Matritech, Inc.                             597          *            5,075
  McDonalds Corporation                       166          *            7,518
  Merck & Company, Inc.                       100          *            7,963
  Microsoft Corporation                        90          *            7,436
  Midwest Express Holding, Inc.               100          *            3,600
  Minnesota Mining & Mfg.                     248          *           20,584
  Motorola, Inc.                              101          *            6,165
  National Media Corporation                  110          *              770
  Nike, Inc. Class B                           72          *            4,320


DIAMOND TECHNOLOGY PARTNERS                                   Schedule 1, Cont.
INCORPORATED 401(K) PLAN                                      -----------------

Item 27a - Schedule of Assets Held for Investment Purposes

-------------------------------------------------------------------------------
                                         Number of
                                         shares or
                                        face value
                                        in dollars       Cost       Fair value
-------------------------------------------------------------------------------
  Nordstrom, Inc.                             100    $     *       $    3,544
  Octel Communications CP                     500          *            8,750
  Onewave, Inc.                               150          *            1,172
  Peoplesoft, Inc.                            200          *            9,588
  Physician Computer Network                  200          *            1,700
  Proctor & Gamble Company                    100          *           10,762
  PSINet, Inc.                                100          *            1,087
  Quick & Reilly Group, Inc.                   25          *              747
  SCI Systems, Inc.                            18          *              803
  Safeguard Scientifics, Inc.              15,760          *          500,380
  Sanchez Computer 96 RXXX                    155          *              232
  Sanchez Computer                            696          *            5,481
  Sigcorp, Inc.                               102          *            3,549
  STAC, Inc.                                  300          *            1,987
  TCSI Corporation                            595          *            3,719
  Telxon Corporation                          500          *            6,125
  Toy Biz, Inc.                               200          *            3,900
  Trans World Airlines New                    400          *            2,625
  UAL Corporation New                          72          *            4,500
  US West Communication Group                 100          *            3,225
  United Healthcare Corporation                75          *            3,375
  Vanstar Corporation                         100          *            2,450
  Whittman Hart, Inc.                         400          *           10,250
  YPF Sociedad Spon ADRF                      300          *            7,575
-------------------------------------------------------------------------------
Total personal choice account common
  and preferred stocks                     37,054          *          938,272
-------------------------------------------------------------------------------
Personal choice account bond:
  U.S. Treasury Strip 0%                    1,200          *            2,243
-------------------------------------------------------------------------------
Total personal choice account bond          1,200          *            2,243
-------------------------------------------------------------------------------
Personal choice account money market funds:
  Schwab Money Market Fund                                 *          243,449
-------------------------------------------------------------------------------
Total personal choice account
  money market funds                                       -          243,449
-------------------------------------------------------------------------------
Total personal choice account investments                  -        1,340,080
-------------------------------------------------------------------------------
Participant notes receivable                            104,133       104,133
-------------------------------------------------------------------------------
                                                     $     -       $3,879,503
-------------------------------------------------------------------------------


See accompanying independent auditors' report.

                                                                   Schedule 2
                                                                   ----------
DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN

Item 27d - Schedule of Reportable Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets at the Beginning of the Year

Year ended December 31, 1996

---------------------------------------------------------------------------------------------------------
                                                                                      Cost of       Net
Identity of                Description                 Purchase         Selling        asset        gain
party involved              of asset                     price           price        disposed     (loss)
---------------------------------------------------------------------------------------------------------
LaSalle             Rembrandt Growth Fund -
  National Bank      domestic equity fund              $      -         388,872       362,003      26,869

LaSalle             Rembrandt Balanced Fund -
  National Bank      domestic equity fund                     -         125,418       116,799       8,619

LaSalle             Rembrandt International Equity            -         453,428       415,046      38,382
  National Bank      Fund - international equity
                     fund

LaSalle             LaSalle S&P 500 Index Fund -
  National Bank      domestic equity fund                     -         550,000       447,121     102,879

LaSalle             Rembrandt Treasury Money
  National Bank      Market Fund - U.S. Treasury
                     obligations                         1,698,918         -             -           -

LaSalle             LaSalle Income Plus Fund -
  National Bank      domestic equity fund                     -         181,200       181,200        -

LaSalle             Rembrandt Treasury Money
  National Bank      Market Fund - U.S. Treasury
                     obligations                              -       1,699,180     1,699,180        -

Charles Schwab &    Baron Asset - domestic
  Co., Inc.          equity fund                           396,396         -             -           -

Charles Schwab &    Founders Growth - domestic
  Co., Inc.          equity fund                           463,595         -             -           -

Charles Schwab &    Ivy International - international
  Co., Inc.          equity fund                           186,489         -             -           -

Charles Schwab &    Schwab 1000 - domestic
  Co., Inc.          equity fund                           123,871         -             -           -

Charles Schwab &
  Co., Inc.         Safeguard Scientifics, Inc.            500,380         -             -           -

Charles Schwab &
  Co., Inc.         Schwab Money Market Fund               243,449         -             -           -
-------------------------------------------------------------------------------------------------------

See accompanying independent auditors' report.

                                  SIGNATURES



       Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Chicago, State of Illinois, on July 22, 1997.


                                     DIAMOND TECHNOLOGY PARTNERS
                                     INCORPORATED 401(k) PLAN
                                     (Name of Plan)





                                    By: /s/ Melvyn E. Bergstein
                                        -------------------------------
                                    Name:   Melvyn E. Bergstein
                                          -----------------------------
                                    Its:    Trustee
                                          -----------------------------



                                    By: /s/ Michael E. Mikolajczyk
                                        -------------------------------
                                    Name:   Michael E. Mikolajczyk
                                          -----------------------------
                                    Its:    Trustee
                                          -----------------------------


                                    By: /s/ Karl E. Bupp
                                        -------------------------------
                                    Name:   Karl E. Bupp
                                          -----------------------------
                                    Its:    Trustee
                                          -----------------------------


                                    By: /s/ Christopher J. Moffitt
                                        -------------------------------
                                    Name:   Christopher J. Moffitt
                                          -----------------------------
                                    Its:    Trustee
                                          -----------------------------